Exhibit 99.1

BJJLink Fuels MMA.inc’s Vision to Transform Mixedmartialarts.com into the Global Epicenter for Martial Arts targeting an $18 billion industry

New York, NY / 22 January 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a leading technology company uniting passion and participation in the global mixed martial arts (MMA) and combat sports industry proudly announces the integration of newly acquired BJJLink into its ecosystem, a ground-breaking step that is set to position Mixedmartialarts.com as the cultural and commercial epicenter for martial arts worldwide. By merging BJJLink’s proprietary digital tools with Mixedmartialarts.com’s platform, this partnership has the potential to unlock exponential industry growth, strengthen community connections and expand monetization opportunities for practitioners, coaches, academies, and content creators.

Revolutionizing the Martial Arts Ecosystem

This strategic integration represents a monumental leap in unifying the fragmented martial arts industry. Leveraging BJJLink’s cutting-edge infrastructure, the upcoming release of Mixedmartialarts.com will serve as a fully connected platform that streamlines academy operations, empowers coaches and creates revenue opportunities for all participants.

Nick Langton, CEO of MMA.inc, highlights the transformative vision:

“We’re reimagining Mixedmartialarts.com as a living, breathing ecosystem for the martial arts community. By integrating BJJLink, we’re combining operational excellence with community engagement, providing practitioners and coaches with tools to thrive. This is such an exciting step when world class gym software combines with the most important community platform in combat sports.”

Strategic Alignment with MMA.inc’s Growth Plan

The integration of BJJLink aligns seamlessly with MMA.inc’s 2024–2026 strategy to fuel growth across three key areas:

1.	Utility & Efficiency
BJJLink’s tools provide academy owners and coaches with advanced management capabilities, from payment processing, attendance tracking and timetable optimization, enabling them to operate more profitably. This positions MMA.inc as the premier operational partner for martial arts academies worldwide.

2.	Earnings & Monetization
Through BJJLink’s Admin+ features, academies, coaches and practitioners can monetize content and services, turning their expertise into sustainable income. Mixedmartialarts.com’s marketplace now empowers Jiu Jitsu creators to earn, while providing academies with “gym-in-a-box” solutions tailored for growth.

3.	Community & Ecosystem Growth
This partnership enhances Mixedmartialarts.com’s role as a global hub for martial arts by integrating BJJLink’s infrastructure. Features like white label tools, real time analytics and scalable solutions, empower academies, athletes and brands to thrive throughout the MMA and Jiu Jitsu landscape.

Revenue-Driven, Subscription-Based Success

The merger advances MMA.inc’s transition to a subscription and transaction-driven model. By embedding BJJLink’s subscription tiers ($49/month for Admin+ and $149/month for Admin+ Black) into Mixedmartialarts.com, MMA.inc diversifies its revenue streams while delivering unparalleled value for gym owners and coaches.

Key growth metrics underpinning MMA.inc’s exciting financial trajectory include:

●	92,000 projected platform users by 2025
●	2,800 verified academies within the network

This shift reduces reliance on traditional ad revenue and ensures sustained, scalable growth.

Cultural Impact and Community Empowerment

Mixedmartialarts.com is now becoming so much more than just a media platform—it’s a comprehensive ecosystem uniting martial arts culture with innovative digital tools. BJJLink bridges traditional practices with modern, tech-enabled solutions, fostering deeper connections, which in turn drives student engagement and grows customer lifetime value.

Academy owners are already experiencing transformative results:

“BJJLink has completely streamlined our operations. I can track payments, attendance, and performance with ease. It’s been a game-changer for our three academies.” — Riptide BJJ

“Their customer service is unmatched, and the tools have made our academy more profitable. We highly recommend BJJLink to anyone in the industry.” — Shoreline Jiu Jitsu

By combining BJJLink’s operational excellence with Mixedmartialarts.com’s community-first approach, MMA.inc is creating a thriving, interconnected network that empowers everyone involved in martial arts.

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited (MMA.inc) is a technology company dedicated to increasing consumer participation in martial arts and combat sports while enhancing community offerings within the sector.

With a rapidly growing presence, across the platform, MMA.inc has:

●	over 5 million social media followers,
●	530,000 user profiles,
●	50,000 active students,
●	18,000 published gyms, and
●	802 active locations across 16 countries,

creating significant opportunities for increasing engagement and driving monetization within the global MMA ecosystem. MMA.inc currently operates four business units designed to serve and monetize all key stakeholders, including fans, participants, coaches, gym owners, and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.
●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.
●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.
●	BJJLink (www.bjjlink.com) BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building, and content monetization.

For further information about Mixed Martial Arts Group Limited (NYSE American: MMA), please visit www.mma.inc.

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Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc